UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
SCHEDULE 13E-3

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

Equity LifeStyle Properties, Inc.
(Name of Subject Company (Issuer))

Equity LifeStyle Properties, Inc.
(Issuer and Filing Person)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $.01 Par Value Per Share	29472R207
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Thomas Heneghan
Chief Executive Officer
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza Suite 800
Chicago, Illinois 60606
(312) 279-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Larry P. Medvinsky, Esq.
John A. Healy, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$203,280,000	$23,295.89

(1)

The transaction valuation is estimated solely for purposes of calculating the filing fee. As of August 7, 2012, Equity LifeStyle Properties, Inc. (the “Company”) had outstanding 8,000,000 shares of 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share (the “Series A Shares”). The calculation is based on the assumption that all outstanding Series A Shares will be acquired by the Company in the Offer (as defined herein), and is based on the average of the high and low sales prices of the Series A Shares on August 7, 2012 being $25.41, as reported on the New York Stock Exchange. Based on this average, the total transaction value is equal to $203,280,000.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #3 for Fiscal Year 2012 issued by the Securities and Exchange Commission (the “SEC”), equals $114.60 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A Filing Party: N/A

Form or Registration No.: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

          This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO/13E-3 (the “Schedule TO”) filed by Equity LifeStyle Properties, Inc., a Maryland corporation (the “Company”), in connection with its offer to acquire all 8,000,000 outstanding shares of the Company’s 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $.01 Par Value Per Share (the “Series A Shares”), pursuant to the terms and subject to the conditions described in the offer to exchange, dated August 9, 2012 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, and the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Schedule TO.

          The Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule TO or the Offer to Exchange.

          The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated August 9, 2012. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Form of Letter to Brokers, Dealers and Other Nominees. *

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees. *

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9. *

(a)(1)(F)	Form of Notice of Guaranteed Delivery. *

(a)(1)(G)	Form of Letter to Beneficial Holders of the 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock. *

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release of Equity LifeStyle Properties, Inc., dated July 24, 2012. *

(a)(5)(i)	Form of Equity LifeStyle Properties, Inc. Articles Supplementary relating to 80,000 shares of 6.75% Series C Cumulative Redeemable Perpetual Preferred Stock.

(a)(5)(ii)	Form of Deposit Agreement by and among Equity LifeStyle Properties, Inc., American Stock Transfer & Trust Company, LLC and the holders from time to time of the Depositary Shares.

(a)(6)	Press release of Equity LifeStyle Properties, Inc., dated August 9, 2012. *

(b)	Not applicable.*

(c)(1)	Opinion of Houlihan Capital, LLC, dated August 7, 2012.

(c)(2)	Presentation of Houlihan Capital, LLC to the Board of Directors of the Company, dated August 7, 2012. *

(d)(1)	Form of Tender Agreement entered into by and between Equity LifeStyle Properties, Inc. and certain holders of 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock. *

(g)	Not applicable.

(h)	Not applicable.

* Previously filed with the Schedule TO on August 9, 2012.

Item 13. Information Required by Schedule 13E-3.

1.	The following language is hereby inserted immediately following the heading “Item 13. Item (2). Subject Company Information.” which appears on page 4 of the Schedule TO:

(a), (b), (c) The information set forth in the Offer to Exchange under the heading “Certain Facts About the Company” is incorporated herein by reference.

2.	The following language is hereby inserted immediately following the heading “Item (3). Identity and Background of Filing Person.” which appears on page 4 of the Schedule TO:

(a) The information set forth in the Offer to Exchange under the heading “Certain Facts About the Company” is incorporated herein by reference.

3.	The following language is hereby inserted immediately following the heading “Item (4). Terms of the Transaction.” which appears on page 4 of the Schedule TO:

(a) Material Terms. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer,” “Certain Federal Income Tax Considerations,” “Comparison of Rights Between the Series A Shares and the Series C Shares,” “Description of Our Series C Shares,” “Certain Provisions of Maryland Law and of our Charter and Bylaws” and “The Operating Partnership Agreement” is incorporated by reference herein.

(b) Purchases. The information set forth in the Offer to Exchange under the heading “Security Ownership of Certain Beneficial Owners” is incorporated by reference herein. Directors, officers and other affiliates of the Company may participate in the Offer upon the terms applicable to all holders of the Series A Shares. All of the directors and executive officers of the Company believed by the Company to own Series A Shares have advised the Company that they will tender their Series A Shares in the Offer.

OFFER TO EXCHANGE

The items of the Offer to Exchange set forth below are hereby amended and supplemented as follows:

1.

All references to “Certain Factors” in the Schedule TO, the Offer to Exchange, the Letter of Transmittal (Exhibit (a)(1)(B), the Form of Letter to Brokers, Dealers and other Nominees (Exhibit (a)(1)(C)) and the Form of Letter to Clients for use by Brokers, Dealers and Other Nominees (Exhibit (a)(1)(D)) are hereby deleted and replaced in their entirety with “Risk Factors.”

2.	The first sentence of the second paragraph of the preamble to the Offer to Exchange, which appears on the cover page of the Offer to Exchange, is hereby deleted and replaced with the following:

          For each Series A Share that we acquire pursuant to the Offer, we will exchange consideration (the “Offer Consideration”) comprised of (i) one newly issued depositary share (each a “Depositary Share”) representing 1/100th of a share of our newly created 6.75% Series C Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (a “Series C Share”) with a liquidation value equal to $25.00 per Depositary Share, plus (ii) cash in an amount equal to the amount of all unpaid dividends accrued on such tendered Series A Shares through and including the Expiration Date, which will be $0.3849625 per Series A Share, assuming the Offer expires on September 7, 2012.

3.

The first sentence of the first paragraph under the heading “SUMMARY TERM SHEET – The Consideration We Are Offering In Exchange For the Series A Shares,” which appears on page 1 of the Offer to Exchange, is hereby deleted and replaced with the following:

          We are offering to exchange, for each Series A Share that is validly tendered in the Offer, consideration (the “Offer Consideration”) comprised of (i) one depositary share (each a “Depositary Share”) representing 1/100th of a share of a newly-created series of our preferred stock, the 6.75% Series C Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (each a “Series C Share”) with a liquidation value equal to $25.00 per Depositary Share, plus (ii) cash in an amount equal to the amount of unpaid dividends accrued on such tendered Series A Shares through and including the Expiration Date, which will be $0.3849625 per Series A Share, assuming the Offer expires on September 7, 2012.

4.

The following language is hereby added after the first paragraph under the heading “QUESTIONS AND ANSWERS ABOUT THE OFFER – If a holder of Series A Shares is subject to restrictions (for example, under its governing documents or investment guidelines) limiting the number of Depositary Shares it will be permitted to own to a specified percentage of all Depositary Shares outstanding, how can the holder ensure its compliance with this requirement as of the completion of the Offer?” which appears on page 5 of the Offer to Exchange:

          In the event that you choose this election, at the time that you tender your Series A Shares, you will not know the exact amount of cash and number of Series C Shares that you will receive in the Offer. If you desire to tender all or a specific number of your Series A Shares in the Offer without regard to ownership restrictions, you should not choose this election.

5.

The following language is hereby added immediately above the section captioned “QUESTIONS AND ANSWERS ABOUT THE OFFER – Does the Company intend to remain a public company following the completion of the Offer?” which appears on page 6 of the Offer to Exchange:

Do the Directors and Officers of the Company Plan to Tender Their Shares in the Offer?

          All of the directors and executive officers of the Company who own Series A Shares have advised the Company that they will tender their Series A Shares in the Offer. See “Security Ownership of Certain Beneficial Owners.”

6.	The following language is hereby added after the second paragraph of the “SPECIAL FACTORS – Background of the Offer” section, which appears on page 8 of the Offer to Exchange:

          Officers of the Company spoke to six institutional holders of Series A Shares regarding the possibility of an exchange offer for those shares. We spoke to each holder separately. All of those conversations were by telephone. No counsel or financial advisers participated in these conversations. The officers of the Company who participated in these conversations were Marguerite Nader, President and Chief Financial Officer, Paul Seavey, Senior Vice President and Treasurer and Martina Linders, Vice President of Investor Relations and Financial Planning. The only topics discussed in these meetings were (i) the Company’s reasons for potentially pursuing an exchange offer (the reasons provided by the Company’s representatives were the same reasons described in this Offer to Exchange); (ii) the Company’s and the holders’ respective views on the appropriate dividend rate for the shares to be offered in the exchange offer; (iii) likely timing of the offer; (iv) in the case of some investors, potential limitations on their ability to participate in the offer because of limitations on those investors’ ability to hold shares of the new series in excess of a specified percentage of that series; and (v) the Company’s plans in the event it did not pursue the offer or in the event the offer was made but was unsuccessful. The Company’s purpose in seeking these discussions with holders of Series A Shares was to gauge the likely response of the holders to an exchange offer, including the likely response to different levels of dividend yields. No information was provided by the Company to the holders that is not contained in this Offer to Exchange. All of the holders contacted by the Company said they appreciated why the Company was considering an exchange offer and that it was appropriate for the Company to consider this and other means by which it might reduce its cost of capital. Not surprisingly, a number of the holders tried to encourage the Company to offer a high dividend yield on the new shares. Of the holders contacted by the Company, a majority (by Series A Shares owned) either agreed to tender their Series A Shares in the Offer or advised us that they intended to do so.

          During these conversations, we asked the holders of Series A Shares to enter into agreements with the Company to tender their Series A Shares in the Offer. One of these holders executed an agreement committing to tender its Series A Shares. That holder was the Neuberger Berman Group, which reported to us that it owned 150,000 Series A Shares. The agreement entered into by the Neuberger Berman Group is filed as Exhibit (d)(1) to this Schedule TO/13E-3.

7.

The first and second paragraphs under the heading “QUESTIONS AND ANSWERS ABOUT THE OFFER – What is the purpose of the Offer?” which appear on page 4 of the Offer to Exchange and the first and second paragraphs under the heading “SPECIAL FACTORS – Reasons and Purpose of the Offer,” which appear on page 8 of the Offer to Exchange, are hereby deleted and replaced with the following:

          The principal purpose of the Offer is to reduce the Company’s current cost of capital in an efficient manner. In recent months, the Company noted that some REITs conducting preferred stock offerings were issuing preferred stock bearing a lower dividend rate than the dividend rate on the Company’s Series A Shares. The Company also noted that this trend to lower rates was consistent across a broader range of fixed income securities, including U.S. Treasury obligations. Based on these observations, the Company decided that current market conditions presented a favorable time for the Company to seek to replace the Series A Shares with lower yielding securities that would be less expensive to the Company.

          Our Board decided that the terms of the Offer would be most readily understood by the holders of Series A Shares if the terms of the securities to be offered in exchange for the Series A Shares, other than the dividend rate and the five year “no call” feature, were generally the same as the Series A Shares. Accordingly, the terms of the Series C Shares (and, therefore, the Depositary Shares) were designed to be the same in most respects as the Series A Shares. The Board concluded, based on a survey of the terms of recent public offerings of preferred securities by certain other REITs, that the dividend yield on the Series C Shares and, therefore, the Depositary Shares, is approximately the same as the holders of the Series A Shares would be able to obtain if their Series A Shares were redeemed for cash and the holders then were to re-invest the redemption proceeds in a comparable security, and also approximately the same as the terms the Company likely would be required to offer if it sought to fund a redemption of the Series A Shares with the issuance of a new series of preferred stock. By pursuing the Offer rather than a simultaneous redemption and underwritten new preferred share offering, the Company is seeking to save the fees and other expenses that would be payable on an underwritten offering of new securities.

8.

The following language is hereby added immediately after the first paragraph under the heading “SPECIAL FACTORS – Alternatives Considered by the Board,” which appears on page 8 of the Offer to Exchange:

          The Board also considered offering Series C Shares rather than Depositary Shares but decided to offer Depositary Shares representing the Series C Shares as opposed to Series C Shares in order to increase the number of additional shares of preferred stock that the Company will be able to issue in the future without seeking shareholder approval of an amendment to its Articles of Amendment and Restatement. If all Series A

Shares were tendered in the Offer and the Company were to exchange one Series C Share for each Series A Share instead of one Depositary Share, the Company would have approximately 2,000,000 shares of preferred stock available for issuance remaining after completion of the exchange. Because the Company will instead exchange one Depositary Share for each tendered Series A Share, even if all Series A Shares are tendered, at the completion of the exchange, the Company will have 9,920,000 shares of preferred stock remaining available for issuance.

9.	The following language is hereby added immediately before the section captioned “SPECIAL FACTORS – Fairness of the Offer,” which appears on page 9 of the Offer to Exchange:

Effects of the Offer on the Company, its Affiliates and Unaffiliated Security Holders

          If the Offer is completed, the Company will benefit by a reduction in its cost of capital through the issuance of a class of preferred shares carrying a lower dividend yield than the Series A Shares acquired in exchange for the new shares. The primary detriment to unaffiliated holders of the Series A Shares who accept the offer will be the receipt of a security carrying a lower dividend yield. The primary benefit to the unaffiliated holders who accept the offer will be ownership of a security that has five year no-call protection as opposed to the Series A Shares which may be redeemed by the Company at any time. Affiliated holders of Series A Shares will be treated in the same manner as unaffiliated holders of Series A Shares. See “Security Ownership of Certain Beneficial Owners.”

10.

The second bullet point of the first paragraph under the heading “SPECIAL FACTORS – Fairness of the Offer,” which appears on page 9 of the Offer to Exchange, is hereby deleted and replaced with the following:

•

The fact that the Board believes, based on its review of data provided by Houlihan and our management, that the economic and other terms of the Depositary Shares are approximately the same as the holders of the Series A Shares would be able to obtain if their Series A Shares were redeemed for cash and the holders then were to re-invest the redemption proceeds in a comparable security.

11.

The second through eighth paragraphs under the heading “SPECIAL FACTORS – Fairness of the Offer,” which appear on pages 10 and 11 of the Offer to Exchange, are hereby deleted and replaced with the following:

In performing its fairness analysis, the Board initially consulted a set of 17 recent preferred stock offerings identified by Houlihan in its presentation, as follows:

Issuer	Offering Date	Amount of Securities (in millions)	Dividend Rate

Kilroy Realty Corporation	8/6/2012	$75.0	6.44%

Taubman Centers, Inc.	8/3/2012	$175.0	6.50%

Investors Real Estate Fund	7/31/2012	$100.0	7.95%

AG Mortgage Investment Trust, Inc.	7/27/2012	$45.0	8.25%

Apollo Commercial Real Estate Finance, Inc.	7/25/2012	$75.0	8.63%

Dynex Capital, Inc.	7/25/2012	$50.0	8.50%

Invesco Mortgage Capital Inc.	7/19/2012	$135.0	7.75%

Senior Housing Properties Trust	7/17/2012	$350.0	5.63%

Kimco Realty Corporation	7/16/2012	$225.0	5.50%

Texeno Realty Corp.	7/12/2012	$40.0	7.75%

Issuer	Offering Date	Amount of Securities (in millions)	Dividend Rate

Vornado Realty Trust	7/11/2012	$300.0	5.70%

Chesapeake Lodging Trust	7/10/2012	$110.0	7.75%

Corporate Office Properties Trust	6/20/2012	$150.0	7.38%

Resource Capital Corp.	6/7/2012	$6.6	8.50%

Armour Residential Mortgage	5/31/2012	$35.0	8.25%

Cedar Realty Trust	5/15/2012	$10.0	7.25%

Annaly Capital Management Inc.	5/9/2012	$275.0	7.63%

          From this set of 17 offerings, the Board selected four as being most relevant to evaluating the appropriate terms (and in particular the appropriate dividend yield) for the Series C Shares (and, therefore, the Depositary Shares). Those four were the offerings by Kilroy Realty Corporation, Taubman Centers, Inc., Chesapeake Lodging Trust and Corporate Office Properties Trust.

          In selecting these four offerings, based on input received from our management and from Houlihan, the Board took into account among other things the market capitalization, financial condition and business segments of the respective issuers and their status as REITs. The Board also took into account that six of the set of 17 offerings were issuances by mortgage REITs, rather than equity REITs and therefore were less directly comparable to preferred shares of the Company. Mortgage REITs have a higher risk profile than equity REITs and therefore have a higher cost of capital; as a result the Board did not rely on these examples. Further, two of the example offerings did not involve REITs and therefore the Board did not find these offerings to be comparable. Among the four offerings, the Board considered the two most recent offerings to be the most relevant, particularly noting that market interest rates and dividend yields have declined somewhat over the course of the past two months.

          The Board determined that it was not appropriate to base its determination as to the fairness of the substantive terms of the Offer on the net book value, going concern value or liquidation value of the Company. The Board concluded that taking into account such factors in assessing the fairness of the Offer was inappropriate because of the nature of the Series A Shares, including the fact that the Series A Shares have a defined liquidation and redemption value, which makes those factors of only limited relevance to the value of the Series A Shares. The Company has not previously conducted repurchases of Series A Shares, and therefore the Board did not take into account the terms of prior repurchases in its analysis. In addition, the Board is not aware of any firm offers made within the last two years regarding an acquisition of the Company, an acquisition of a substantial part of its assets or the acquisition of a controlling portion of its securities, and accordingly, the Board’s evaluation of the fairness of the Offer did not take into account any such offer. In reaching its determination, the Board considered the current and historical market prices of the Series A Shares. However, the Board determined that the current and historical market prices of the Series A Shares were not of primary relevance in its fairness analysis, due to the fact that the redemption value of the Series A Shares was deemed to be of primary significance and that the current market value of the Series A Shares was approximately the same as the redemption value of the Series A Shares.

          In approving the Offer, the Board weighed the costs and risks, including the transaction costs associated with the Offer, the risks of not completing the Offer, and the potential adverse impact of the Offer on the value of untendered Series A Shares. The Board determined that the benefits of the Offer outweighed these costs and risks.

          The Board’s non−management directors who were present at the Board’s August 7, 2012 meeting, and who comprise a majority of the Board, have approved the Offer. While the Board took the fairness opinion rendered by Houlihan into account in reaching its determination as to the fairness of the Offer, the Board independently determined that that the Offer is substantively and procedurally fair based on the Board’s own analysis, in light of the factors described above. In addition, the Offer requires valid tenders of at least 50% of the outstanding Series A Shares. As a result of this condition the Offer cannot be completed unless at least half of the outstanding Series A Shares are validly tendered.

          In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board has found it impractical to, and therefore has not, quantified or otherwise attempted to assign relative weights to the specific factors it considered in deciding to approve the Offer or in evaluating the fairness of the Offer.

          In approving the Offer, none of our directors makes any recommendation to you as to whether you should tender any of your Series A Shares in the Offer. You must make your own investment decision regarding the Offer based upon your own assessment of the market value of the Series A Shares, the potential value of the Depositary Shares, the possibility that any non-tendered Series A Shares may be called for redemption by the Company whether or not the Offer is completed, your liquidity needs (including the likely liquidity of any remaining Series A Shares after completion of the Offer and of the market for newly issued Depositary Shares), your investment objectives and any other factors you deem relevant.

For a discussion of the risks associated with not tendering in the Offer and of the risks associated with a continuing investment in the Company, see “Risk Factors.”

12.	The following language is hereby added immediately after the last paragraph under the heading “SPECIAL FACTORS – Fairness of the Offer,” which appears on page 11 of the Offer to Exchange:

          Houlihan and the Board did not consider the book value, going concern value and liquidation value of the Company as a whole because these valuations were not considered to be relevant to an analysis of the fairness of the Offer. The Series A Shares (i) have a liquidation preference of $25.00 per share, (ii) can be redeemed for a redemption price of $25.00 per share plus accrued unpaid dividends and (iii) have no right to participate in the proceeds of any sale or liquidation of the Company in excess of the applicable liquidation preference or redemption price. The terms of the Depositary Shares will be substantially identical in these three respects to the corresponding terms of the Series A Shares. Based on these facts, Houlihan advised the Board, and the Board independently concluded, that analyzing the fairness of the Offer based on the respective net book values per share, going concern values per share and liquidation values per share of the Series A Shares and the Depositary Shares (other than observing that, as described above, the liquidation preference and redemption price per Series A Share are essentially identical to the liquidation preference and redemption price per Depositary Share), was not meaningful.

Houlihan’s Fairness Analysis

          The Company retained Houlihan to act as its financial advisor in connection with the Offer. Houlihan is an investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Houlihan to act as its financial advisor in connection with the Offer on the basis of Houlihan’s experience in transactions similar to the Offer, its reputation in the investment community and its familiarity with Company and its business.

          The following represents a brief summary of the material financial analyses presented by Houlihan to our Board in connection with its the Fairness Opinion delivered by Houlihan.

          In connection with rendering its Fairness Opinion, Houlihan:

•	Reviewed a draft document outlining the key terms of the Series C Shares;
•	Reviewed a draft tender offer statement on Schedule TO, dated August 1, 2012;
•	Reviewed a document comparing the key terms of the Series A Shares with the key terms of other preferred stock issued by REITs;
•	Reviewed an Company presentation regarding a line of credit extension, dated July 2, 2012;
•	Reviewed a third amendment to an amended and restated credit agreement by and among MHC Operating Limited Partnership, ELS, certain lenders and Wells Fargo Bank National Association, dated July 20, 2012;

•	Obtained, reviewed and/or analyzed certain information relating to the historical, current and future operations of the Company on a pro forma basis including, but not limited to the following:
o	The Company’s latest reports on Form 10-Q and 10-K and other relevant public documents as filed with the Securities and Exchange Commission; and
o	Company presentations and other supplemental financial information filed on the Company’s website.
•	Reviewed approved and draft board meeting, audit committee meeting, executive committee meeting, and compensation, nominating and corporate governance committee meeting minutes of the Company as well as the annual meeting of stockholders draft meeting minutes from July 31, 2011 through July 31, 2012;
•	Reviewed certain insurance policies of the Company covering director and officer insurance policies and other property, liabilities and operations insurance policies;
•	Reviewed the industry in which the Company operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) comparable issuances of preferred stock; and
•	Reviewed certain other relevant, publicly available information, including economic, industry, and Company specific information.

Overview

          The financial analysis conducted by Houlihan consisted of the following elements: (i) a public company analysis, (ii) an analysis of the existing terms of the Series A Shares, (iii) an analysis using the comparable transactions method and (iv) a cost of capital analysis.

Public Company Analysis

          In performing its public company analysis, Houlihan calculated the market capitalizations and enterprise values implied by the trading prices of the common stock of the Company and the eight other companies selected by Houlihan. Houlihan then calculated the ratios to those enterprise values to the respective companies' revenues and earnings before interest expense, taxes, depreciation and amortization (“EBITDA”), and the ratios to those market capitalizations to the respective companies’ earnings and funds-from-operations (“FFO”). The eight companies selected by Houlihan for purposes of this comparison were:

•	American Campus Communities, Inc.
•	Associated Estates Realty Corporation
•	BRE Properties Inc.

•	Education Realty Trust, Inc.
•	Essex Property Trust Inc.
•	Home Properties Inc.
•	Post Properties Inc.
•	Sun Communities Inc.

          Houlihan reviewed for both the Company and the peer group, among other things:

•	historical growth rates of revenue, EBITDA and net income;
•	52-week common stock trading data;
•	market capitalization, enterprise value and earnings per share
•	total revenues, EBITDA and funds from operation;
•	debt to total capital, net debt to EBITDA and EBITDA to interest ratios.

          Houlihan noted that in the part of the REIT industry in which the Company operates, the FFO ratio is the most widely-used valuation metric. Houlihan noted that the Company’s long-term and 2012 FFO multiples, of 16.36 and 15.66 respectively, are moderately below the comparable ratios of the eight companies selected by Houlihan for purposes of this analysis.

Existing Terms of the Series A Shares

          Houlihan reviewed the terms of the Series A Shares. Houlihan noted in particular that the Company has the right to redeem the Series A Shares at any time at the Company’s option. Houlihan further noted that the Company has immediate access to funds in an amount sufficient to pay the aggregate redemption price on the Series A Shares, should it choose to redeem them, including $135 million in cash and cash equivalents and an unused $380 million line of credit. Houlihan advised that in its opinion, the presence of the redemption right caused the Series A Shares to trade at lower prices (slightly above the redemption price) than they would if not immediately redeemable.

Comparable Transactions Method

          Houlihan noted that there are no recent precedents for exchange offers similar to the Offer. For its comparable transactions analysis, therefore, Houlihan analyzed underwritten public offerings of preferred stock by REITs and other companies similar to the Company.

          The following underwritten preferred stock offerings were identified by Houlihan for purposes of this analysis:

Issuer	Offering Date	Amount of Securities (in millions)	Dividend Rate
Kilroy Realty Corporation	8/6/2012	$ 75.0	6.44%
Taubman Centers, Inc.	8/3/2012	$ 175.0	6.50%
Investors Real Estate Fund	7/31/2012	$ 100.0	7.95%
AG Mortgage Investment Trust, Inc.	7/27/2012	$ 45.0	8.25%
Apollo Commercial Real Estate Finance, Inc.	7/25/2012	$ 75.0	8.63%
Dynex Capital, Inc.	7/25/2012	$ 50.0	8.50%
Invesco Mortgage Capital Inc.	7/19/2012	$ 135.0	7.75%
Senior Housing Properties Trust	7/17/2012	$ 350.0	5.63%
Kimco Realty Corporation	7/16/2012	$ 225.0	5.50%
Texeno Realty Corp.	7/12/2012	$ 40.0	7.75%
Vornado Realty Trust	7/11/2012	$ 300.0	5.70%
Chesapeake Lodging Trust	7/10/2012	$ 110.0	7.75%
Corporate Office Properties Trust	6/20/2012	$ 150.0	7.38%
Resource Capital Corp.	6/7/2012	$ 6.6	8.50%
Armour Residential Mortgage	5/31/2012	$ 35.0	8.25%
Cedar Realty Trust	5/15/2012	$ 10.0	7.25%
Annaly Capital Management Inc.	5/9/2012	$ 275.0	7.63%

          In reviewing the terms of the offerings, Houlihan observed that the dividend rate on the preferred stock sold in these offerings was influenced by both the size and the ratio of indebtedness to total capitalization (“leverage”) of the issuing company. Houlihan observed that the Company has a larger market capitalization relative to the average of the companies included in the analysis and that its leverage is lower than the average in the group. As a result, Houlihan concluded that based on comparable preferred stock issuances, a reasonable estimate of the dividend rate that the Company would be required to offer in an underwritten offering of its preferred stock would be in the range of 6.15% to 6.95%.

          Houlihan noted that no company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company was compared.

Cost of Capital Analysis

          Houlihan observed that preferred stock is subordinate to a company’s debt but senior to a company’s common equity and that, therefore, the cost of capital of a company’s preferred stock generally is between the cost of the company’s debt and the cost of its common equity. Based on this observation, it is appropriate to estimate the likely range of the Company’s cost of preferred stock by analyzing the cost of its debt and cost of its equity.

          In its cost of capital analysis, Houlihan compared the costs of the Company’s debt and common equity as of the date of original issuance of the Series A Shares with the dividend yield on the Series A Shares. Houlihan then calculated the costs of the Company’s debt and equity as of the date of its opinion and compared this to the respective cost of capital as of the date of initial issuance of the Series A Shares.

          In its calculation of the cost of equity, Houlihan used the build-up method and the capital asset pricing model. Houlihan observed that from March 1, 2011 (the date of original issuance of the Series A Shares) to August 1, 2012, the Company’s cost of equity decreased. Using the build-up method, the cost of common equity at the start of the period was estimated to be 16.58% and the cost of common equity at the end of the period was estimated to be 13.11%. Using the capital asset pricing model, the cost of equity at the start of the period was estimated to be 10.89% and the cost of equity at the end of the period was estimated to be 8.57%.

          Houlihan estimated the cost of debt by analyzing (i) the yield on a number of REIT fixed income indices published by Merrill Lynch, (ii) the Company’s cost of borrowing under a $200 million term loan that matures on June 30, 2017 and that has an interest rate of LIBOR plus 1.85% to 2.85%, (iii) the Company’s cost of borrowing under its line of credit, which provides for an interest rate of LIBOR plus 1.65% to 2.50% and (iv) the Company’s cost of borrowing under various mortgages, which had weighted average interest rates of between 6.10% and 5.50% as of March 31, 2011 and June 30, 2012, respectively.

          Houlihan noted that the decline in the cost of borrowing reflected in the Merrill Lynch REIT index since the date of the Series A Shares were first issued and compared the decline with the decline in the Company’s cost of borrowing over the same period, as follows.

	3/1/2011	8/1/2012
Company’s Cost of Secured Property Debt	6.10%	5.50%
Merrill Lynch Overall REIT Index	4.11%	3.13%

          Houlihan completed its cost of capital analysis by comparing the dividend rate on the Series A Shares with the Company’s cost of common equity and cost of borrowing on the date of the initial issuance of the Series A Shares, and observing the correlation of those three cost of capital factors (and specifically, the extent to which the Series A Share dividend rate was greater than the Company’s cost of borrowing and less than its cost of common equity).  Houlihan then applied that same general correlation among those three cost of capital factors to the Company’s cost of common equity and cost of borrowing as of the date of its presentation to our Board, which it calculated as described above.  Based on this analysis Houlihan concluded that, because the Company’s cost of common equity and cost of borrowing have declined since the initial issuance of the Series A Shares, if the Company were to conduct an underwritten public offering of newly created preferred securities that were similar to the Series A Shares but with a dividend yield established based on current market conditions, under the market conditions in effect at the date of its presentation to our Board, the dividend yield on the new preferred securities would be materially lower than the dividend yield on the Series A Shares.  Houlihan estimated that, as of the date of its presentation to our Board, if the dividend yield on such a newly offered preferred security were assumed to have approximately the same correlation to the Company’s current costs of common equity and borrowing as the Series A Shares’ dividend rate had to those costs as of the date of its initial issuance, the dividend yield on the new preferred security would be within the following ranges:

Using Comparable Transactions Method	6.15% -- 6.95%
Using Comparable Cost of Capital Analysis	6.00% -- 6.75%

13.

The following language is hereby added immediately before the section captioned “RISK FACTORS – We did not base the terms of the Depositary Shares on a valuation and did not retain the advice of an outside financial advisor, except for the Fairness Opinion from Houlihan,” which appears on page 13 of the Offer to Exchange:

The market for the Series A Shares after the Offer may be smaller and less liquid.

          If the Offer is completed and less than all of the outstanding Series A Shares are tendered, the market for Series A Shares will be smaller and less liquid than the market for Series A Shares has been to date. It is also possible that, after completion of the Offer, the Series A Shares may cease to be eligible for listing on the NYSE because, for example, the number of holders of the remaining Series A Shares may be lower than the number of holders required by the NYSE for continued listing. If the Series A Shares are no longer listed on the NYSE, it may be harder for holders wishing to sell to do so, and sales prices may be lower.

14.

The first sentence of the first paragraph under the heading “ STATEMENT REGARDING FORWARD-LOOKING INFORMATION,” which appears on page 16 of the Offer to Exchange, is hereby deleted and replaced with the following:

This Offer to Exchange includes certain “forward-looking statements.”

15.	The second sentence of the last paragraph under the heading “STATEMENT REGARDING FORWARD-LOOKING INFORMATION,” which appears on page 17 of the Offer to Exchange, is hereby deleted.

16.	The first sentence of the first paragraph under the heading “THE OFFER – Terms of the Offer,” which appears on page 20 of the Offer to Exchange, is hereby deleted and replaced with the following:

          We are offering to acquire all of the outstanding 8,000,000 Series A Shares. If the Offer is successfully completed, for each tendered Series A Share accepted by us, we will pay the Offer Consideration of (i) one Depositary Share plus (ii) an amount in cash equal to the amount of unpaid dividends accrued on such tendered Series A Shares through and including the Expiration Date, which will be $0.3849625 per Series A Share, assuming the Offer expires on September 7, 2012. If the Offer is extended, the Offer will remain open for at least 10 business days following such extension, and when it announces the extension, the Company will announce the amount of cash payable in the Offer.

17.	The first paragraph under the heading “THE OFFER – Source and Amount of Funds,” which appears on page 26 of the Offer to Exchange, is hereby deleted and replaced with the following:

          The Offer is not conditioned upon our receipt of financing. The cash component of the Offer Consideration will be funded by the Company from cash on hand. Assuming that the Offer expires on September 7, 2012, and further assuming that all Series A Shares are tendered in the Offer, the aggregate amount of cash required to be paid for the tendering Series A shares will be approximately $3 million.

18.	The following language is hereby added immediately after the last paragraph under the heading “THE OFFER – Expenses,” which appears on page 27 of the Offer to Exchange:

          If the Company elected to issue securities substantially similar to the Depositary Shares in an underwritten public offering while simultaneously redeeming the currently outstanding Series A Shares, the Company anticipates that it would incur costs of approximately $8.2 million. By contrast, in connection with the Offer, the Company expects to incur fees and expenses of approximately $0.8 million. (We also will pay brokerage houses and other brokers, dealers, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer, the letter of transmittal and related documents to the beneficial owners of shares and in handling or forwarding tenders of shares by their customers.) As a result, pursuing the Offer could save the Company approximately $7.4 million compared with costs likely to be incurred through a redemption of the Series A Shares followed by an underwritten public offering of securities substantially similar to the Depositary Shares. This estimate of cost savings does not take into account the costs of any transaction the Company might elect to pursue after completion of the Offer (such as for example a redemption of the untendered Series A Shares and any capital raising transaction that might be used to fund all or part of the aggregate redemption price).

19.	The following language is hereby added after the first paragraph under the heading “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,” which appears on page 28 of the Offer to Exchange:

          All of the directors and executive officers of the Company believed by the Company to own Series A Shares have advised the Company that they will tender their Series A Shares in the Offer. Directors, officers and other affiliates of the Company may participate in the Offer upon the terms applicable to all holders of the Series A Shares. Each participating director or officer will receive, on a per share basis, an amount of consideration equal to that received by all other tendering holders of Series A Shares, and no director or officer of the Company will receive any additional payments in connection with the Offer. It is anticipated that the directors and executive officers as a group will receive 372,000 Depositary Shares, plus cash equal to unpaid, accrued dividends, pursuant to the terms of the Offer in the amount of approximately $0.1 million.

20.

The fourth sentence of the first paragraph under the heading “DESCRIPTION OF OUR DEPOSITARY SHARES,” which appears on page 47 of the Offer to Exchange, is hereby deleted and replaced with the following:

The Company and the Depositary have made application to DTC for acceptance of all of the Receipts for its book-entry settlement system.

21.

The first clause of the first sentence of the second paragraph under the heading “DESCRIPTION OF OUR DEPOSITARY SHARES – Amendment and Termination of Deposit Agreement,” which appears on page 48 of the Offer to Exchange, is hereby deleted and replaced with the following:

          The deposit agreement will be permitted to be terminated by us upon not less than 90 days prior written notice to the Depositary at any time on or after the one-year anniversary of the execution of the deposit agreement if:

22.

The first paragraph under the heading “DESCRIPTION OF OUR DEPOSITARY SHARES – Charges of the Depositary,” which appears on page 49 of the Offer to Exchange, is hereby deleted and replaced with the following:

          The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Series C Shares and initial issuance of the Depositary Shares, and redemption of the Series C Shares and all withdrawals of Series C Shares by owners of the Depositary Shares. We anticipate that the Company will pay aggregate fees to the Depositary pursuant to the depositary arrangements of approximately $20,000. Holders of the Depositary Receipts will pay transfer, income and other taxes and governmental charges and other charges as are provided in the deposit agreement to be for their accounts. In certain circumstances, the Depositary may refuse to transfer the Depositary Shares, may withhold dividends and distributions and sell the Depositary Shares evidenced by those Depositary Receipts if those charges are not paid.

23.

The first sentence of the second paragraph under the heading “DESCRIPTION OF OUR DEPOSITARY SHARES – Miscellaneous,” which appears on page 49 of the Offer to Exchange, is hereby deleted and replaced with the following:

          Neither the Depositary nor the Company assumes any obligation or will be subject to any liability under the deposit agreement to holders of the Depositary Receipts other than for its gross negligence, wilful misconduct or bad faith.

24.	The following language is hereby added after the section captioned “CERTAIN SECURITIES LAWS CONSIDERATIONS,” which appears on page 62 of the Offer to Exchange:

CERTAIN FACTS ABOUT THE COMPANY

          Name and Address. The name of the Company is Equity LifeStyle Properties, Inc., a Maryland corporation. The address of its principal executive office is Two North Riverside Plaza, Suite 800, Chicago Illinois 60606 and its telephone number is (312) 279-1400.

Securities. As of August 8, 2012, 8,000,000 Series A Shares were issued and outstanding.

          Trading Market and Price. The information with respect to the Series A Shares set forth in the Offer to Exchange under the heading “Market Price of and Dividends on the Series A Shares” is incorporated by reference herein.

The filing person is the Company.

The following persons are the directors and/or executive officers of the Company:

Name	Position

Philip Calian	Director
David Contis	Director
Thomas Dobrowski	Director
Thomas Heneghan	Director and Chief Executive Officer
Ellen Kelleher	Executive Vice President – Property Management
Roger Maynard	Executive Vice President – Asset Management
Marguerite Nader	President and Chief Financial Officer
Sheli Rosenberg	Director
Howard Walker	Director
Gary Waterman	Director
Samuel Zell	Chairman of the Board of Directors

          The business address and telephone number of each of the above directors and executive officers is c/o Equity LifeStyle Properties, Inc., Two North Riverside Plaza, Suite 800, Chicago Illinois 60606, telephone: (312) 279-1400.

LETTER OF TRANSMITTAL

The items of the Offer to Exchange set forth below are hereby amended and supplemented as follows:

1.	The following language is hereby added after the first paragraph under the heading “INSTRUCTIONS – 3. Prorated Tender,” which appears on page 10 of the Letter of Transmittal:

          In the event that you choose this election, at the time that you tender your Series A Shares, you will not know the exact amount of cash and number of Series C Shares that you will receive in the Offer. If you desire to tender all or a specific number of your Series A Shares in the Offer without regard to ownership restrictions, you should not choose this election.